Exhibit 99.7

ACKNOWLEDGEMENT AND MUTUAL WAIVER

THIS ACKNOWLEDGEMENT AND MUTUAL WAIVER (this “Agreement”), is made and entered into as of October 16, 2013 by and among VERENIUM CORPORATION, a Delaware corporation (the “Company”), ATHYRIUM OPPORTUNITIES FUND (A) LP, a Delaware limited partnership (“AOFA”) and ATHYRIUM OPPORTUNITIES FUND (B) LP, a Delaware limited partnership (“AOFB”, and together with AOFA and their respective successors and permitted assigns, collectively referred to herein as the “Holders”). All capitalized terms used herein and not otherwise defined herein shall have the respective meanings provided such terms in the Warrants referred to below.

STATEMENT OF PURPOSE

WHEREAS, the Company has issued to (a) AOFA that certain Common Stock Purchase Warrant, Certificate No. CW 2012 – 1, dated December 7, 2012 (as amended, amended and restated (including pursuant to that certain letter agreement dated January 14, 2013), supplemented or otherwise modified from time to time, the “AOFA Warrant”) that entitles the holder(s) thereof to purchase 1,836,463 shares of Common Stock of the Company at the price of $2.49 per share and (b) AOFB that certain Common Stock Purchase Warrant, Certificate No. CW 2012 – 2, dated December 7, 2012 (as amended, amended and restated (including pursuant to that certain letter agreement dated January 14, 2013), supplemented or otherwise modified from time to time, the “AOFB Warrant”, and together with AOFA Warrant, collectively referred to herein as the “Warrants”, and each, a “Warrant”) that entitles the holder(s) thereof to purchase 1,099,105 shares of Common Stock of the Company at the price of $2.49 per share, of which the right to purchase 53,835 shares of Common Stock of the Company was assigned by AOFB to AOFA pursuant to that certain Assignment and Acceptance dated October 11, 2013 by and between AOFB and AOFA;

WHEREAS, the Company has borrowed term loans in an initial aggregate principal amount of $22,500,000 pursuant to that certain Credit Agreement dated as of December 7, 2012 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of September 19, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BASF Corporation, a Delaware corporation, Pastinaca Acquisition Inc., a Delaware corporation (the “Purchaser”) and the Company;

WHEREAS, the Purchaser has commenced an offer to purchase all of the common stock of the Company pursuant to that certain Offer to Purchase dated October 2, 2013 (the “Tender Offer”);

WHEREAS, the Holders intend to exercise their Warrants and tender the Warrant Shares issuable upon such exercise in the Tender Offer;

WHEREAS, in connection with the Tender Offer, the Holders and the Company desire to agree to a limited waiver of certain exercise limitations in the Warrant on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Acknowledgments; Mutual Waiver.

(a) Acknowledgments. The Holders and the Company hereby acknowledge that Section 9(a) of each Warrant contains certain restrictions regarding the issuance by the Company, without the requisite approval of the Company’s stockholders, of Warrant Shares (x) in excess of the 19.99% Cap described in each Warrant or (y) that would result in the applicable Holder (together with such Holder’s Affiliates, and any other Persons acting as a group together with such Holder or any of such Holder’s Affiliates) owning shares of Common Stock of the Company in excess of the 19.99% Cap described in each such Warrant (collectively, the “Section 9(a) Restrictions”). The Company hereby acknowledges that it has obtained such requisite approval from the Company’s stockholders for the issuance of all Warrant Shares under each Warrant and that, as a result, the Section 9(a) Restrictions are no longer applicable to the issuance of Warrant Shares upon any exercise of the Warrants.

(b) Mutual Waiver. The Holders and the Company hereby acknowledge that Section 9(b) of each Warrant provides that the Company shall not effect any exercise of such Warrant, and the applicable Holder(s) shall not have the right to exercise any portion of such Warrant, to the extent that after giving effect to such issuance the applicable Holder(s) (together with such Holder’s Affiliates, and any other Persons acting as a group together with such Holder or any of such Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (collectively, the “Section 9(b) Restrictions”). Each Holder and the Company hereby waive application of the Section 9(b) Restrictions in connection with the exercise by any Holder of any Warrant and the issuance of Warrant Shares in connection therewith; provided, that, such waiver shall only apply from the date of this Agreement through the earlier to occur of (a) the consummation of the Tender Offer and (b) the date the Tender Offer is terminated or otherwise abandoned (the “Waiver Period”).

Section 2. Rescission. The parties hereto agree that, in the event that (x) the Tender Offer is terminated or otherwise abandoned following the exercise of any Warrant by any Holder during the Waiver Period or (y) the Tender Offer shall not have been consummated prior to December 15, 2013 (each a “Rescission Event”), the Company shall cause the Aggregate Exercise Price paid to the Company by the Holders under the Warrants (the “Aggregate Amount”) to be refunded in full to the Holders within two (2) Business Days following the occurrence of a Rescission Event, to the applicable account set forth on Schedule 11.02 to the Credit Agreement. Upon receipt of the Aggregate Amount by the Holders, (a) any Notice of Exercise submitted by a Holder during the Waiver Period shall be deemed to be void ab initio and the Warrant Shares issued upon such exercise shall be deemed to be cancelled, (b) notwithstanding Section 13 of each Warrant or any term or provision of any Investment Document (as defined in the Credit Agreement) to the contrary, each Warrant shall be deemed not to have been exercised and the Holders shall be deemed to have all of the economic and other rights under the Warrants which they would have had but for such exercise and (c) the Company and the Holders shall take such further action as is necessary or appropriate to unwind, rescind and otherwise negate the exercise of the Warrants and issuance of the Warrant Shares and to restore the legal and financial arrangements between the parties that would have existed had the exercise of the Warrants and the issuance of the Warrant Shares not occurred. This Section 2 is intended, upon the occurrence of a Rescission Event and the refund of the Aggregate Amount by the Company, to result in a rescission of the exercise of the Warrants and the issuance of the Warrant Shares for federal income tax purposes (the “Intended Tax Treatment”). Neither the Company nor any Holder shall take any position or action inconsistent with the Intended Tax Treatment.

Section 3. Book Entry. The Company hereby agrees, (i) notwithstanding the terms of the second sentence of Section 2(d)(i) of each Warrant, to cause its transfer agent to issue the Warrant Shares in book-entry format within two (2) Business Days of any exercise by any Holder of a Warrant on any date during the Waiver Period, (ii) to cause its transfer agent to inform the Depositary (as defined in the Tender Offer) that the Warrant Shares have been issued in book-entry format within two (2) Business Days of such exercise and (iii) to confirm in writing to the Holders that the Company has performed its obligations under this Section 3, within one (1) Business Day of such performance. The Company and each of the Holders hereby agree that the rights of the Holders set forth in Section 2(d)(ii) of each Warrant shall not apply with respect to the Company’s covenants in Section 3 of this Agreement.

Section 4. Reference to the Effect on the Investment Documents. All references in the respective Warrants to “this Warrant,” “herein,” “hereunder” or other words of similar import, and all references to the “Warrants” in the other Investment Documents, or any other document or instrument that refers to the Warrants, shall be deemed to be references to each such Warrant, as modified hereby. The Company and each Holder hereby acknowledge and agree that this Agreement constitutes an “Investment Document” for all purposes under the Investment Documents. Except as expressly provided in this Agreement, all of the terms and conditions of the Warrants remain in full force and effect.

SECTION 5. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6. Enforceability. This Agreement constitutes the legal, valid and binding obligation of each Holder and the Company, and is enforceable against each Holder and the Company in accordance with its terms, subject to limitations imposed by bankruptcy, insolvency, moratoria or other similar laws affecting the rights of creditors generally or the application of general equitable principles and subject to the terms thereof may be limited by applicable securities laws and the policies embodied therein. Each Holder and the Company acknowledge and agree that this Agreement is entered into in accordance with the terms of Section 19 of each Warrant.

Section 7. Counterparts; Electronic Signature. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument. This Agreement may be signed by facsimile signatures or other electronic delivery of an image file (including .pdfs) reflecting the execution hereof, and if so signed, (i) may be relied on by each party as if the document were a manually signed original and (ii) will be binding on each party for all purposes. This Agreement shall become effective on the date when the Company, on the one hand, and the Holders, on the other, shall have each signed a counterpart hereof and shall have delivered the same to one another.

Section 8. Validity. To the extent any provision of this Agreement is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in any such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Agreement in any jurisdiction.

Section 9. Amendments and Waivers. No amendment or waiver of any provision of this Agreement, and no consent to any departure by any party hereto therefrom shall be effective unless in writing signed by the Company and each Holder.

Section 10. Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

Section 11. Headings. The headings of the various sections and subsections of this Agreement have been inserted for convenience only and shall not in any way affect the meaning or construction of any of the provisions hereof.

[Signatures begin on following page]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

VERENIUM CORPORATION, a Delaware corporation

By:	/s/ Jeffrey G. Black
Name:	Jeffrey G. Black
Title:	Chief Financial Officer

HOLDERS:

ATHYRIUM OPPORTUNITIES FUND (A) LP, a Delaware limited partnership

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

		By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, the General Partner of Athyrium Opportunities Associates LP

		By:	/s/ Jeffrey A. Ferrell
		Name:	Jeffrey A. Ferrell
		Title:	President

ATHYRIUM OPPORTUNITIES FUND (B) LP,
a Delaware limited partnership

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

		By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, the General Partner of Athyrium Opportunities Associates LP

		By:	/s/ Jeffrey A. Ferrell
		Name:	Jeffrey A. Ferrell
		Title:	President